PE 3/10/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





15005727

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-10-15

Robert A. Cantone
Proskauer Rose LLP
rcantone@proskauer.com

Re: Celgene Corporation

Dear Mr. Cantone:

This is in regard to your letter dated March 10, 2015 concerning the shareholder proposal submitted by the AFSCME Employees Pension Plan for inclusion in Celgene's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Celgene therefore withdraws its February 4, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Charles Jurgonis
American Federation of State, County and Municipal Employees, AFL-CIO
cjurgonis@afscme.org

March 10, 2015

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Shareholder Proposal of the AFSCME Employees Pension Plan

Dear Ladies and Gentlemen:

In a letter dated February 4, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, Celgene Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by the AFSCME Employees Pension Plan (the "Proponent").

Enclosed as Exhibit A is a writing dated March 9, 2015, signed by Mr. Charles Jurgonis, on behalf of the Proponent, confirming the Proponent's withdrawal of the Proposal. In reliance on this written confirmation, we hereby withdraw the February 4, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to reach me at (212) 969-3235 or at rcantone@proskauer.com with any questions regarding this matter.

Sincerely, yours,



Robert A. Cantone

Cc: Mr. Charles Jurgonis, AFSCME
Mr. John Keenan, AFSCME

EXHIBIT A



Richard H. Bagger
SVP, Corporate Affairs &
Strategic Market Access

Celgene Corporation
86 Morris Avenue
Summit, NJ 07901
Tel 908 673 9855
Fax 908 673 2152
Cell 908-721-1051
rbagger@celgene.com

March 9, 2015

Mr. Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036

Dear Mr. Jurgonis:

On behalf of Celgene, I am writing to confirm that we will provide the following additional public disclosures that are not currently included on the Public Policy Advocacy and Political Activity section of our company website as soon as practicable following your concurrence with this proposal.

Specifically, we will:

- disclose all Celgene payments (dues and any other contributions) used for lobbying by trade associations (as reported to Celgene by the trade association as the non-deductible portion of those payments) for any U.S.-based trade association to which Celgene contributes $50,000 or more annually, beginning with calendar year 2014; and
- disclose Celgene's payments to tax-exempt state legislative membership organizations that write and endorse model legislation, beginning with calendar year 2014 (this includes the Council of State Governments and the American Legislative Exchange Council).

Based upon this commitment, please sign this letter in the space indicated below acknowledging that the AFSCME Employees Pension Plan hereby withdraws the lobbying disclosure proposal submitted on December 17, 2014. Feel free to contact me if you have any questions or desire to discuss this matter further.

Sincerely,


Richard H. Bagger

The undersigned, on behalf of AFSCME, hereby withdraws the stockholder proposal submitted to Celgene on December 17, 2014 and agrees that Celgene may exclude said proposal from its 2015 proxy statement:


Charles Jurgonis
Plan Secretary

Date: 3/9/15

Proskauer» Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 4, 2015

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentleman:

This firm represents Celgene Corporation, a Delaware corporation ("Celgene"), on whose behalf we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Celgene's intention to exclude a shareholder proposal submitted by AFSCME Employees Pension Plan (the "Proposal") from the proxy materials for Celgene's 2015 Annual Meeting of Stockholders to be held on June 17, 2015 (the "2015 Proxy Materials").

Celgene asks that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against Celgene if Celgene excludes the Proposal from Celgene's 2015 Proxy Materials. The Proposal is properly excluded under:

(i) Rule 14a-8(i)(3) because it is materially false and misleading; and

(ii) Rule 14a-8(i)(4) because it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other Celgene shareholders at large.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to the AFSCME Employees Pension Plan at the fax number it has provided. Celgene plans to file its definitive proxy statement with the Commission on or about April 28, 2015. Accordingly, in compliance with Rule 14a-8(j), we are submitting this letter not less than 80 days before Celgene intends to files its definitive proxy statement.

THE PROPOSAL

The Proposal states:

> WHEREAS, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and
>
> WHEREAS, we rely on the information provided by our company and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value.
>
> RESOLVED, the stockholders of Celgene request that the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
> 2. Payments by Celgene used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
> 3. Celgene's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
> 4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Celgene is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee or other relevant oversight committee and posted on Celgene's website.

A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Materially False and Misleading.

A. Background

Rule 14a-8(i)(3) states that a proposal may be excluded if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In *Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLR 14B"), the Staff clarified its views regarding the application of Rule 14a-8(i)(3), stating, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where the company demonstrates objectively that a factual statement is materially false or misleading." Additionally, the Staff noted in SLR 14B, "It is important to note that rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole."

B. The Proposal and Supporting Statement

In the first "Whereas" clause of the Proposal, proponent asserts that "corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value." Against the background of that statement concerning risks, the Proposal goes on to request an annual report regarding Celgene's direct and indirect lobbying and grassroots lobbying communications. Thus, the Proposal for an annual report on Celgene's public policy activities is premised on the purported risks to which Celgene is exposed as a result of those activities.

To reinforce the notion that Celgene's public policy engagement exposes it to risks, proponent asserts in the supporting statement that:

> "Celgene's lobbying on its specialty drug Revlimid has attracted press coverage ('Inside the Lobbyist War on Drug Prices: What Investors need to Know,' *Wall St. Cheat Sheet*, June 10, 2014)."[1]

The unambiguous meaning of the preceding quoted sentence from the supporting statement is that the referenced *Wall St. Cheat Sheet* article either comprises the type of press coverage that Celgene's "lobbying" has attracted, or that the article is itself about press coverage that Celgene's "lobbying" has attracted. However, neither is true. The article makes no mention

[1] The supporting statement does not include a link to the referenced article or publication. However, a copy of the referenced article is attached to this letter as Exhibit B and is available at: http://wallstcheatsheet.com/business/inside-the-lobbyist-war-on-drug-prices-what-investors-need-to-know.html/?a=viewall

whatsoever of lobbying by Celgene for Revlimid (or, for that matter, any other product); nor does it mention any press coverage of lobbying by Celgene of any kind. Accordingly, the preceding quoted statement is materially false because it clearly mischaracterizes the referenced article.

In addition, and more importantly, proponent's statement is materially misleading because, if it were true that the *Wall St. Cheat Sheet* article calls attention to Celgene's lobbying or reports on press coverage of Celgene's lobbying, Celgene's stockholders might well consider the article evidence of the very risks that the Proposal is premised on, that "corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value." Not only does proponent's statement materially mislead Celgene shareholders by falsely proffering evidence of the risks proponent claims to underlie its Proposal, but, in so doing, it also diverts Celgene shareholders away from proponent's special interest in the Proposal, which we describe below.

For the foregoing reasons, Celgene requests that the Staff concur in its view that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(3) because it is materially false and misleading.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because the Proposal is Designed to Result in a Benefit to the Proponent or to Further a Personal Interest Not Shared by Other Celgene Shareholders.

A. Background

Rule 14a-8(i)(4) states, in pertinent part, that a company may omit a shareholder proposal from its proxy materials if the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. In *Exchange Act Release* No. 34-40018 (May 21, 1998) (the "1998 Release), the Commission stated succinctly that Rule 14a-8(i)(4) permits companies to exclude proposals "furthering personal grievances or special interests." Celgene believes that the Proposal may be omitted from its proxy materials because the proponent has a special interest, and its Proposal is designed to result in a benefit to the proponent and to further that special interest, which is not shared by other Celgene shareholders.

B. The Proposal

The Proposal is framed as a request for a detailed annual report on Celgene's lobbying activities. That report, proponent asserts, is necessary because "corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value." As earlier noted, to support the Proposal, proponent asserts that "Celgene's lobbying on its specialty drug Revlimid has attracted press coverage ('Inside the Lobbyist War on Drug Prices: What Investors Need to Know,' Wall St. Cheat Sheet, June 10, 2014)." However, as demonstrated above, the referenced article makes no mention whatsoever of any lobbying by Celgene for Revlimid (or, for that matter, any other product or cause). Rather, the article focuses on what it terms "a lobbyist war" that is "between the primary lobbyist group for insurers, the American Health Insurance Plans, and the primary pharmaceutical industry lobbyist group, Pharmaceutical Researchers and Manufacturers Association." According to the article, the matter of contention between the lobbying organizations is the price of specialty drugs.

The American Federation of State, County and Municipal Employees ("AFSCME") with which proponent is associated, itself engages in lobbying aimed at legislation to lower pharmaceutical prices. On AFSCME's website, for example, a 2014 resolution declares that AFSCME "will advocate for savings in Medicare by reducing costs for prescription drugs."[2] AFSCME's indirect lobbying activities similarly support legislation aimed at reducing pharmaceutical prices. AFSCME's most recent Form LM-2 Labor Organization Annual Report filed with the U.S. Department of Labor[3] indicates that AFSCME provides significant financial support to organizations such as the Center for Economic and Policy Research, the Center for American Progress, the Center for Effective Government, Health Care for America Now, and the Alliance for a Just Society, each of which advocates for changes in federal healthcare programs designed to drive down prices for prescription drugs.

As a biopharmaceutical company focused on discovering and developing innovative products for the treatment of cancer and other severe immune-inflammatory conditions, Celgene participates in public policy discussions concerning government policies that can or could directly impact its business, "including [Celgene's] ability to meet patient needs and provide value to all [its] stakeholders]" (Celgene corporate website[4]). Despite proponent's failure to acknowledge it in its Proposal, AFSCME promotes a legislative agenda that, if implemented, would directly and adversely affect Celgene's business and therefore, the economic interests of Celgene shareholders at large. Understandably, the Proposal does not explicitly state that it aims to curtail Celgene's participation in the public policy process. However, the special interests of AFSCME

[2] Available at: http://www.afscme.org/members/conventions/resolutions-and-amendments/2014/resolutions/keeping-medicare-affordable-by-reforming-prescription-drug-policy

[3] Available at: http://www.workforcefreedom.com/sites/default/files/AFSCME%202013.pdf

[4] http://www.celgene.com/responsibility/governance/political-activities-contributions/

in advancing its legislative agenda would be well-served if the Proposal had the effect of inhibiting Celgene from expressing its position on issues significant to its business, including legislation intended to affect pharmaceutical prices. Addressing the potential for shareholder abuse of Rule 14a-8(c)(4) (the predecessor of Rule 14a-8(i)(4)) in *Exchange Release* No. 34-2009 (August 16, 1983) (the "1983 Release"), the Commission stated that the rule was intended "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." As demonstrated here, proponent's interest in Celgene's lobbying activities is clearly not the same as, and indeed is in conflict with, the economic interests of Celgene's shareholders at large.

Although the Proposal purports to be based on concerns about the purported risk that Celgene's public policy engagement poses to Celgene and its shareholders, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(4) of shareholder proposals that have been framed by proponents, as here, to appear not to confer a benefit to the proponent or further a personal interest. In *ConocoPhillips* (March 7, 2008), for example, the Staff concurred with the exclusion of a proposal seeking an investigation into the company's alleged involvement with states that have sponsored terrorism, which the company argued, "attempts to conceal the personally beneficial nature of the Proposal."

Celgene is aware that the Staff has declined to concur in the exclusion of union proposals under Rule 14a-8(i)(4) when the proposal is not demonstrated to be related to another union objective. *See e.g., ITT Corporation* (January 13, 1995) (allowing a proposal requesting separation of Chairman and CEO roles); *Caterpillar Inc.* (January 13, 1995) (allowing a proposal requesting declassification of board of directors); and *Frontier Corporation* (January 23, 1997) (allowing a proposal requesting prohibition of golden parachute payments not approved by shareholders). However, in *Dow Jones & Company, Inc.* (January 24, 1994), the Staff concurred with the exclusion of a proposal that was linked to the union's underlying objective. Although the union's proposal requested that the CEO's compensation be capped at 20 times the compensation of the average worker, the union had stated in its publications that the shareholder proposal was related to ongoing collective bargaining with the company, an interest which was not shared by shareholders of the Company at large.

Although the instant Proposal and supporting statement fail to explicitly acknowledge it, the concern underlying the Proposal is clear from the reference in the supporting statement to the article referred to above that reports on lobbying over legislation to lower the price of specialty drugs ("Lobbyist War on Drug Prices: What Investors need to Know"). Characterizing the article (albeit inaccurately) as press attention drawn to Celgene's lobbying for its principal product, Revlimid, proponent reveals that its underlying concern is not with Celgene's lobbying generally, but with lobbying it may be engaged in to counter efforts of AFSCME and others to drive down the price of pharmaceutical products. As demonstrated above, AFSCME's own



lobbying is aimed at driving down the price of pharmaceuticals (see, also, Resolution 11 on AFSCME's website which states, in relevant part, "[t]hat AFSCME and its affiliates should actively campaign through *legislation*, collective bargaining and *lobbying* to pressure city, county, state and federal governments to form purchasing coalitions *in order to lower and hold down prescription drug costs*."[5] [Emphasis added].

As in *Dow Jones & Company*, the proponent has revealed that its proposal relates to AFSCME's special interest in blunting Celgene's lobbying efforts that may counter AFSCME's own public policy activities. Unlike the proposals in *ITT*, *Caterpillar* and *Frontier*, where the challenged proposals were not shown to be related to a special interest of the proponent, the instant Proposal is demonstrably related to AFSCME's declared interest in "lobbying ... to lower and hold down prescription drug costs."

For the foregoing reasons, Celgene requests that the Staff concur in its view that the Proposal may be properly excluded from the 2015 Proxy Materials under Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to proponent and to further a personal interest of proponent, which is not shared by Celgene shareholders at large.

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of Celgene, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Celgene's 2015 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return of electronic mail. Thank you for your consideration of this matter.

Sincerely yours,



Robert A. Cantone

cc: AFSCME Employees Pension Plan

[5] Available at http://www.afscme.org/members/conventions/resolutions-and-amendments/2012/resolutions/affordable-prescription-drugs.

Exhibit A

[The Proposal and Supporting Statement]


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: December 17, 2014

To: Lawrence V. Stein, Executive Vice President, General Counsel and Corporate Secretary, Celgene Corporation
(908) 673-2771

From: John Keenan

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 17, 2014

VIA OVERNIGHT MAIL, EMAIL and FAX (908) 673-2771
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Lawrence V. Stein, Executive Vice President, General Counsel and Corporate Secretary

Dear: Mr. Stein:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2014 proxy statement of Celgene Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 37,150 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Celgene request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Celgene used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Celgene's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Celgene is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Celgene's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in Celgene's use of corporate funds to influence legislation and regulation. Celgene discloses its trade association memberships, including in the Chamber of Commerce, which has spent over $1 billion on lobbying since 1998, but does not disclose its payments to trade associations, nor the portions of its contributions used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Celgene's long-term interests.

Celgene spent $2.49 million in 2012 and 2013 on federal lobbying activities (opensecrets.org). This figure does not include lobbying expenditures to influence legislation in states, where Celgene also lobbies but disclosure is uneven or absent. For example, Celgene spent more than $58,000 lobbying in California for 2013 (http://cal-access.ss.ca.gov/). Celgene's lobbying on its specialty drug Revlimid has attracted press coverage ("Inside the Lobbyist War on Drug Prices: What Investors Need to Know," *Wall St. Cheat Sheet*, June 10, 2014). Celgene does not disclose its membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as its serving on the Health and Human Services Task Force of the American Legislative Exchange Council (ALEC). ALEC has attracted negative media attention ("Google Quits ALEC, Says Link with Climate Skeptics Wrong," *Bloomberg*, Sep. 23, 2014), and at least 90 companies have publicly left it.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 17, 2014

VIA OVERNIGHT MAIL, EMAIL and FAX (908) 673-2771
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Lawrence V. Stein, Executive Vice President, General Counsel and Corporate Secretary

Dear: Mr. Stein:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



Matthew Terlaje

Assistant Vice-President
STATE STREET BANK
State Street Global Services/IIS
Crown Colony Office Park
1200 Crown Colony Drive
Mail Stop CC1-5S
Quincy, Massachusetts 02169
MSTerlaje@statestreet.com

TEL: 1-617-985-7474
FAX: 1-617-769-6695

December 17, 2014

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Celgene (cusip 151020104)

Dear Ms. Waybright:

State Street Bank and Trust Company is Trustee for **37,150 shares of Celgene** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Celgene stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Matthew Terlaje

Exhibit B

["Inside the Lobbyist War on Drug Prices: What Investors need to Know," Wall St. Cheat Sheet, June 10, 2014]

Pages 15 through 26 redacted for the following reasons:
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